UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number: 000-51570

SUTCLIFFE RESOURCES LTD.
(Translation of registrant's name into English)

420-625 Howe Street, Vancouver
British Columbia, Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Press Release dated February 10, 2006

99.2	Material Change Report dated January 8, 2006

99.3	Press Release dated January 23, 2006

99.4	Press Release dated January 16, 2006

99.5	Press Release dated January 13, 2006

99.6	Press Release dated January 12, 2006

99.7	Form of Proxy dated January 30, 2006

99.8	Form of Proxy for annual meeting to be held on January 30, 2006

99.9	Information Circular dated December 30, 2006

99.10	Notice of Annual Meeting dated January 30, 2006

99.11	Supplemental Mail Card

99.12	Press Release dated January 5, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sutcliffe Resources Ltd.
(Registrant)

Date: February 17, 2006	By:	/s/ Laurence Stephenson

Laurence Stephenson
	Title:	Chairman, President & CEO